

Mail Stop 7010

December 12, 2006

Ms. Susan K. Carter
Chief Financial Officer
Lennox International Inc.
2140 Lake Park Blvd.
Richardson, Texas 75080

> **RE:** **Form 10-K for the Fiscal Year ended December 31, 2005**
> **Forms 10-Q for the Fiscal Quarters ended March 31, 2006, June 30,**
> **2006 and September 30, 2006**
> **File No. 1-15149**

Dear Ms. Carter:

   We have reviewed your response letter dated December 8, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2005</u>

<u>Management Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operation, page 21</u>

1. We have reviewed your response to comments 3, 4, 7 and 8. Please show us what your revised disclosures will look like in your supplemental response.

<u>Financial Statements</u>

<u>Consolidated Statements of Operations, page 42</u>

2. We have reviewed your response to comment 5. Rule 5-03.13 of Regulation S-X indicates that the equity in earnings of affiliates line item should appear outside of operational income (loss). Please revise your presentation accordingly or further advise how you concluded that it is appropriate to include the equity in earnings of each of these three entities in operational income (loss). It is not clear how each of these affiliates relate directly to your major ongoing or central operations.

<u>Form 10-Q for the quarter ended September 30, 2006</u>

3. Please address the comments above in your interim filings as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Branch Chief